Exhibit 99.1

Announcement

CABLE AND WIRELESS PLC
INTERIM RESULTS
10 NOVEMBER 2004

This announcement contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See those that appear, or are referred to, in the cautionary statements section of the company's most recent Annual Report filed on Form 20-F.

     CABLE AND WIRELESS PLC
INTERIM RESULTS – 10 NOVEMBER 2004

RESULTS FOR SIX MONTHS TO 30 SEPTEMBER 2004

Continuing Operations
	2004	2003
Group revenue	£1,618m	£1,733m
– change from prior year at constant currency	(2)%
Operating profit before exceptional items	£156m	£124m
Joint ventures and associates	£21m	£21m
Profit before tax and exceptional items	£199m	£185m
Net profit before exceptional items	£118m	£106m
Earnings per share before exceptional items	5.1 pence	4.6 pence
Net cash balance	£1,386m	£1,623m
Capital expenditure	£124m	£164m

Total Group Result
(Including continuing and discontinued operations and exceptional items)

	2004	2003
Profit /(loss) for the financial period	£204m	£(80)m
Basic earnings/(loss) per share	8.8 pence	(3.4) pence
Diluted earnings/(loss) per share	8.2 pence	(3.4) pence
Dividend per share	1.16 pence	1.05 pence(1)

(1) Declared as part of full year dividend of 3.15 pence.

The full profit and loss account, cash flow statement and balance sheet, drawn up in accordance with UK generally accepted accounting principles, from which this information is extracted, are set out in the attachments.

Highlights

•	Underlying earnings per share 5.1 pence – up 11 percent over first half 2003/4

•	Profit before tax and exceptionals £199 million - up 8 percent over first half 2003/4

•	Operating profit from continuing operations, before exceptional items £156 million – up 26 percent over first half 2003/4

•	Group revenue £1,618 million - down 2 percent at constant currency

•	Exited US domestic business for £220 million - £80 million lower than estimated cost

•	Agreed sale of Japanese domestic business for £72.4 million (including assumption of £9.5 million debt)

•	Group re-organisation to result in £50 million annualised cost savings by March 2006

•	Declared interim dividend of 1.16 pence, 10 percent increase from prior year interim dividend

Chairman Richard Lapthorne said:

“We are now almost 18 months into our three year programme to re-shape our business and I am pleased with our mid term progress. The management team has delivered on the promises they set out in early 2003: to exit the US market, to build on National Telcos and to restructure the UK and drive performance. The US exit has been achieved for considerably less than the originally estimated cost. In National Telcos, performance is resilient as we cope satisfactorily with the progression of liberalisation. Further, we have expanded our footprint through the value enhancing acquisition of Monaco Telecom. In the UK business, restructuring is progressing such that it is no longer a drain on cash, and management will present today clear plans to take this business forward.

“The dividend was restored at the end of the last financial year. The Board has declared an interim dividend of 1.16 pence for the current financial year, compared with an interim dividend of 1.05 pence for 2003/4, an increase of 10 percent.

“To help to demonstrate the value we have created to date I will share with you my view of the state of a number of our assets, as seen through the Company’s planning process, using an illustrative discount rate of 10 percent.

“These projections assume no real sales growth and a progressive reduction in costs over the period covered, while capex stays strictly controlled - the disaggregation of the separate parts of the business allows us to show the hidden gems in the basket.

“The grouping: ‘Other National Telcos’ includes businesses such as Guernsey, the Maldives, Seychelles, Bermuda and others, some of which still operate in markets with limited competition. Based on our planning assumptions and using the indicative 10 percent discount rate these businesses show collectively a value of £340 million.

“Batelco, which is separately listed in Bahrain presently has a market capitalisation of £1.45 billion, implying a value of £290 million for Cable & Wireless’ 20 per cent stake.

“The restructuring announced today also creates value. The net present cost of corporate charges before today’s announcement was £325 million, offset by £230 million as a result of the cost reductions just announced.

“In addition to the sale of C&W IDC, Japan we expect to realise some £50 million for the sale of our stake in Intelsat.

“Turning now to the balance sheet. Firstly, the Board intends to work with the pension fund trustees and actuary in preparation for the triennial valuation at 31 March 2005. In anticipation of that process and the valuation itself, we are planning to make an interim contribution of up to £100 million before the year-end. Some further contributions may be needed after that. The amount and timing of all these payments will be determined in discussion with the actuary and trustees and we will not invest extra funds into the scheme if that results in the risk of creating future valuation surpluses which cannot readily be reversed at no cost to the company.

“Secondly, we have started work to restructure the balance sheet of the plc. We have addressed the active side of the balance sheet by taking impairment charges, to set the carrying value of assets in line with their earning capability. We now need to re-set the inactive side in order to align our cash and distributable reserves.

“Thirdly, we are initiating a £250 million share repurchase, using a buy back programme. The Board’s view is that this return of capital has been made possible by the progress made in achieving our objectives in dealing with the legacy issues such as the US exit, sale of the Japanese business and sale of satellite investments.

“Looking ahead, it is clear that in mature markets future profit growth will come from cost reduction and from improving the sales mix. In developing markets profit growth will be driven by increased penetration of new products and further cost reduction in mature products. At the same time we will take opportunities to expand our footprint into new geographies when appropriate.”

Chief Executive Francesco Caio said:

“We have achieved a great deal in fixing the legacy issues we inherited, controlling cash and reshaping the Group as a more flexible, customer responsive entity that is equipped and ready to compete in the new telecoms landscape. We have stabilised business performance and conserved cash, while making targeted investments to deliver what our customers want.

“We have taken a disciplined approach to acquisitions. In June, we acquired Bulldog Communications as a platform to target the rapidly growing broadband market. The combination of Bulldog with the Cable & Wireless network creates a unique position from which to drive transformation and capture profitable growth. We also built on our National Telco portfolio with the acquisition of Monaco Telecom in June 2004.

Performance

“Across the National Telco businesses we have started to see the benefits of implementing our operational priorities. The National Telcos are a profitable and cash generative component of our business. At constant currency National Telcos revenue improved by 6 percent and earnings before exceptional items improved by 5 percent over the same period in the previous year, due to strong performances in Panama, Macau and the Maldives and the contribution of Monaco Telecom.

“We are gradually upgrading the National Telco fixed networks, deploying broadband services to increase penetration, albeit from a low base. This will allow us to develop services to capture new growth and offset some of the decline in legacy revenues as further markets liberalise. We continue to work closely with governments as partners, to develop a regulatory environment that will foster and incentivise innovation.

“In the Caribbean where the impact of ongoing liberalisation and increasing competition continue to put pressure on margins, we have strengthened our marketing and distribution and we are encouraged by the initial impact of recent product and branding launches. Although damage from Hurricane Ivan was severe in Grenada and Cayman, the robustness of both our mobile and fixed network has improved our standing with customers, regulators and legislators. We expect the cash impact of Hurricane Ivan in the Caribbean to be £25 - 35 million net of insurance refunds. The timing of receipt of insurance funds is not known but is likely to be next year.

“In the UK although Business revenue was held back by weak performance and pricing pressure, Enterprise revenue was stable over the second half of 2003/4. Enterprise has built on its track record of increasing share of client spend, particularly in the growing area of IP services. Against the backdrop of challenging market conditions, operating profit before exceptional items and amortisation for the first half rose by £46 million compared with the prior year, reflecting reductions in operating costs and a lower depreciation charge.

“Carrier Services, with its extensive network reach and capacity to trade voice and data services around the world, continues to perform well. Although margins in this sector are lower than in the retail sector low channel costs and low capital intensity make it cash generative for the Group. For this reason we see an opportunity to refocus our position in Europe around Carrier Services which is currently producing around 80 percent of our European revenue.

“Through Bulldog we offer the first bundled super-fast broadband and domestic telephony offer in the UK. Consumer and SoHo broadband demand is accelerating rapidly and we are well positioned to succeed in that market with a 4mbps bundled offer.

Transformation programme

“With the legacy issues dealt with, our focus is on reshaping the Group to compete in the new telecoms landscape. To achieve this our priority is to manage our cost base and to invest in the development and marketing of broadband, IP and mobile services.

“In National Telcos we intend to retain our leadership as an integrated provider of telecom services and sustain profitability through focus on margin. In the UK, I want Cable & Wireless to lead the IP/broadband transformation, leveraging our access network across all customer segments and in doing so, improve our gross margins by adding the profitable ‘last mile’ to our network. Local loop unbundling gives us an opportunity to do this with incremental capex deployed against growing penetration of our services. We will continue to show strong financial discipline in the deployment of our investment to ensure value creation with measurable terms.

“I am confident we can succeed in doing this because we have two key advantages compared to our competitors. The first is that we have the largest alternative network footprint in the country. The second is that we now have an opportunity to deploy our financial capabilities in a measured manner, by investing to develop our access network.

“As we move into the reconstruction phase, I will be taking direct operational control of the UK business and today I am announcing a new structure. The key elements are: the closure of the London head office and the relocation of corporate functions to Bracknell, together with refocusing the European business on Carrier Services. A reorganisation of the UK business into customer focused segments: Enterprise, Business, Bulldog and Carrier Services. The creation of a single unit managing all operational activities – IT, purchasing, network and field operations.

“In total these reorganisations are expected to reduce headcount by around 600 across the UK and Continental Europe, subject to local consultation. We have now set the execution priorities for each of the new business segments and identified a clear path to significantly advance our competitive position in the UK by taking advantage of our network and the migration to broadband.

“These execution priorities are centred on three key elements: reducing the cost base of our operations; taking full advantage of local loop unbundling across all of our segments, as we roll out our access network; and pursuing profitable margins by targeting the rapid growth in the broadband market.”

A separate announcement has been issued today detailing appointments to the Board and other senior management appointments.

Outlook

“Although market conditions are likely to remain challenging in all our businesses in the second half, we anticipate that Group profit before exceptional items and tax in the first half of the year will be a reasonable reflection of the level of profit before exceptional items and tax in the second half. This is, however, before taking into account the investment in the initial build out of local loop unbundling amortisation of intangibles and the impact of Hurricane Ivan.

EXECUTIVE SUMMARY

Trading overview

Revenue from continuing operations for the six months to 30 September 2004 was £1,618 million, a 7% decline from the prior year reflecting a 2% decline in revenue at constant currency and a 5% decline resulting from adverse exchange rate movements.

Revenue from continuing operations before acquisitions for the six months to 30 September 2004 of £1,584 million fell by 4% at constant currency from the prior year reflecting an 18% decline in revenue from Japan and a 34% decline in revenue from Europe. Revenue from the UK was down 1% from the prior year. At constant currency, revenue from the National Telcos(1) increased by 6% from the prior year as a result of the contribution from Monaco Telecom, which was acquired in June 2004.

Operating profit from continuing operations before exceptional items and amortisation for the six months to 30 September 2004 was £157 million, an improvement of £34 million over the prior year, reflecting a 49% improvement at constant currency, partially offset by the impact of adverse exchange rate movements.

Operating profit before exceptional items and amortisation from the UK for the six months to 30 September 2004 rose by £46 million compared with the prior year. This reflects the reduction in operating costs under the restructuring programme and a lower depreciation charge, as a result of the impairment to assets in the prior year, which more than offset the impact of pricing pressure and the net operating costs associated with the development of Bulldog Communications.

Operating profit before exceptional items and amortisation from the National Telcos for the six months to 30 September 2004 fell by £11 million from the prior year, reflecting a 5% improvement at constant currency offset by the impact of adverse exchange rate movements. The improvement at constant currency from the prior year principally reflects a lower depreciation charge as a result of the impairment to assets in the prior year and the contribution from Monaco Telecom. Taken together, these factors more than offset the continuing adverse impact of liberalisation and competition.

Income from joint ventures and associates for the six months to 30 September 2004 of £21 million was in line with the prior year, as an increase in earnings from Batelco offset the adverse impact of exchange rate movements. On a constant currency basis, income from joint ventures and associates rose by 14% from the prior year.

Profit before tax and exceptional items from continuing operations was £199 million for the six months to 30 September 2004 compared to £185 million in the prior year.

Acquisitions and disposals

On 28 May 2004 Cable & Wireless acquired Bulldog Communications Limited for a consideration of £18 million. Bulldog contributed revenue of £4 million and a loss before tax of £5 million for the period from acquisition to 30 September 2004. Results for Bulldog are included within the UK business for disclosure purposes.

On 18 June 2004 Cable & Wireless acquired a 55% economic interest in Monaco Telecom S.A.M. (“Monaco Telecom”) for a total consideration of €162 million (£108 million). Monaco Telecom contributed revenue of £30 million and a profit before tax of £8 million for the period from acquisition to

(1) National Telcos comprise operations in the Caribbean, Panama, Macau and Rest of World as described on pages 19 to 24.

30 September 2004. Results for Monaco Telecom are included within the Rest of the World for disclosure purposes.

On 26 October 2004 Cable & Wireless announced it had agreed to sell its Japanese business, Cable & Wireless IDC Inc (“IDC”), for a consideration of £72.4 million, including the assumption of debt of £9.5 million.

The transaction is expected to complete in the fourth quarter of 2004/5. For the year to 31 March 2004, IDC reported revenue of £255 million, net profit before exceptional items of £1 million and had operating assets of £17 million. Until completion of the transaction, results from IDC will be classified within continuing operations and included within Japan & Asia.

Cash and funding

At 30 September 2004 the Group’s gross cash balance was £2,245 million. Total borrowings were £859 million, of which long term debt was £821 million. The net cash balance at 30 September 2004 was £1,386 million (including £12 million of treasury instruments).

During the period the Group bought back £20 million of its 8.625% 2019 bonds and £16 million of its 8.75% 2012 bonds for an aggregate consideration of £36 million. In the period, the Group also made repayments of £29 million in respect of long term loans and finance lease liabilities.

Return of capital

Cable & Wireless today announced its intention to return £250 million capital to shareholders through a share repurchase programme. This programme is anticipated to commence in the second half of this year and extend into the next financial year.

Dividend

The Board reinstated the dividend in June 2004 and in August a full year dividend of 3.15 pence was paid in respect of the year ended 31 March 2004. This dividend comprised an interim dividend of 1.05 pence and a final dividend of 2.10 pence.

The Board has declared an interim dividend of 1.16 pence in respect of the current financial year to 31 March 2005, an increase of 10% compared to last year’s equivalent. The interim dividend will be paid on 11 February 2005 to ordinary shareholders on the register at 7 January 2005. The dividend will be paid to American Depositary Receipt holders on 18 February 2005.

The scrip dividend scheme, approved by the Company’s shareholders at the 2004 Annual General Meeting, will be offered in respect of this interim dividend. Those shareholders who have already elected to join the scheme need do nothing since the interim dividend will be automatically applied to the scheme.

Shareholders wishing to join the scheme for the interim dividend (and all future dividends) should return a completed mandate form to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 3DZ by Friday 14 January 2005. Copies of the mandate form, and the scrip dividend brochure, can be obtained from Lloyds TSB Registrars (UK callers: 0870 600 3975, overseas callers: +44 1903 502 541) or from the Company’s website (www.cw.com).

Discontinued operations

Credits included within discontinued operations in the six months to 30 September 2004 relate to transactions associated with the exit of the US domestic business in the prior year. Discontinued operations in the year ended 31 March 2004 comprise the US domestic business and TeleYemen.

Exceptional items

In the six months to 30 September 2004 the Group recognised a net exceptional credit of £86 million comprising of an exceptional credit in continuing operations of £19 million and an exceptional credit of £67 million relating to the US domestic operations that were discontinued in the year ended 31 March 2004.

Exceptional items are analysed in detail on page 11.

FINANCIAL RESULTS

The results and commentary that follow focus on the continuing activities of the Group and the geographic businesses within the Group.

The Group results presented below should be read in conjunction with the Group’s consolidated profit and loss, balance sheet and cash flow statements and related notes on pages 27 to 32

Group Profit and Loss
	H1	H2	H1	Constant Currency
Continuing Operations	2004/5	2003/4	2003/4	Growth
	£m	£m	£m	%
Revenue	1,618	1,651	1,733	(2)
Outpayments & network costs	(892)	(918)	(965)	4
Staff costs	(278)	(269)	(293)	1
Other costs	(192)	(235)	(228)	10
Depreciation before exceptional items	(99)	(126)	(124)	14

Operating profit before exceptional items and amortisation	157	103	123
Amortisation of goodwill	(1)	2	1

Operating profit before exceptional items	156	105	124
Exceptional items
– depreciation	(9)	(526)	—
– amortisation	—	(10)	—
– other operating income/(costs)	12	(91)	(131)
Joint ventures and associates	21	20	21

Total operating profit/(loss)	180	(502)	14
Profits less (losses) on sale and termination of operations	—	(6)	6
Exceptional profits on sale and termination of operations	—	2	—
Profits on disposal of fixed assets before exceptional items	2	10	16
Exceptional profits on disposal of fixed assets	16	12	—
Net interest income	16	16	10
Other similar income/(charges)	4	(13)	8

Profit/(loss) before tax	218	(481)	54

Profit before tax and exceptional items	199	132	185

The trading overview section on page 7 provides additional commentary on the Group’s performance.

The Group recorded a total operating profit from continuing operations of £180 million for the six months to 30 September 2004. This is after taking account of a net exceptional operating credit of £3 million.

Net interest income increased from the prior year in part due to increased interest rates that offset the decline in gross cash invested.

Attributable profit/(loss)
Six months to 30 September 2004

			H1 2004/5				H2 2003/4		H1 2003/4

Underlying			Exceptional		Reported		Reported		Reported
Group result*			items
	£m		£m		£m		£m		£m

Continuing	199		19		218		(481)		54
Discontinued	—		67		67		260		(57)

Profit/(loss) before tax	199		86		285		(221)		(3)
Tax	(40)		—		(40)		46		(34)

Profit /(loss) after tax	159		86		245		(175)		(37)
Minority interests	(41)		—		(41)		18		(43)

Attributable profit/(loss)	118		86		204		(157)		(80)

Earnings/(loss) per share (pence)	5.1	p	3.7	p	8.8	p	(6.8	)p	(3.4	)p

* Including amortisation of goodwill of £1 million.

Exceptional items

In the six months ended 30 September 2004 the Group recognised an exceptional credit of £86 million, of which a £19 million credit related to continuing operations and a £67 million credit related to the US domestic operations discontinued last year.

Continuing operations

Exceptional items in continuing operations total a £19 million credit. This comprises an impairment charge of £9 million in respect of assets destroyed by Hurricane Ivan, credits of £12 million associated with the release of certain restructuring provisions no longer required and an exceptional profit of £16 million from the disposal of fixed asset investments held in Japan.

Discontinued operations

Following completion of the exit from the US domestic business, a reassessment of remaining provisions relating to the US exit was performed. This, together with cash received as part of the Chapter 11 process, has resulted in an exceptional credit of £67 million to discontinued operations within the Group profit and loss account.

Group cash flow
	H1	H2	H1
	2004/5	2003/4	2003/4
	£m	£m	£m

Group operating profit before exceptional items	156	119	80
Depreciation and amortisation	100	124	125
Non-cash items	(3)	(29)	3
Working capital	(27)	(4)	(42)
Net cash outflow in respect of provisions and exceptional items	(47)	(130)	(173)

Cash inflow /(outflow) from operating activities	179	80	(7)

Dividends received, returns on investments and servicing of finance	14	7	(39)
Taxation paid	(18)	(22)	(21)
Capital expenditure	(124)	(170)	(172)
Sale of current asset investments	—	—	229
Other financial investment	22	53	19
Acquisitions and disposals	(64)	(116)	(2)
Equity dividends paid	(71)	—	—

Net cash (outflow)/inflow before financing and management of
liquid resources	(62)	(168)	7

Gross cash	2,245	2,367	2,891
Net cash	1,386	1,448	1,623

Operating activities produced £179 million of cash inflow in the six months ended 30 September 2004.

Tax paid of £18 million in the six months to 30 September 2004 primarily relates to the National Telcos.

Capital expenditure was £124 million in the six months to 30 September 2004. The decline from the prior year reflects the phasing of capital projects in the UK towards the second half of this year and reduced capex in the Caribbean following the completion of the introduction of GSM mobile networks in certain islands.

The £64 million cash outflow in respect of acquisitions and disposals includes the cost of acquiring Monaco Telecom and Bulldog Communications net of the cash acquired and cash spent on the US exit net of amounts received as part of the Chapter 11 process.

Cable & Wireless Group Performance Analysis

					National Telcos

								Rest of	Total
				Japan &				the	National
Continuing Operations	UK	CWAO	Europe	Asia	Caribbean	Panama	Macau	World[2]	Telcos	Other	H1 2004/5

	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Revenue	814	7	96	129	276	129	57	114	576	(4)	1,618

Outpayments & network costs	(558)	(7)	(73)	(72)	(89)	(41)	(24)	(34)	(188)	6	(892)
Staff costs	(121)	(2)	(15)	(19)	(44)	(12)	(5)	(18)	(79)	(42)	(278)
Other costs	(66)	(2)	(13)	(29)	(55)	(20)	(4)	(12)	(91)	9	(192)

Total operating costs[1]	(745)	(11)	(101)	(120)	(188)	(73)	(33)	(64)	(358)	(27)	(1,362)

Depreciation before exceptional items	(30)	—	—	(1)	(32)	(15)	(8)	(11)	(66)	(2)	(99)

Operating profit/(loss) before
amortisation and exceptional items	39	(4)	(5)	8	56	41	16	39	152	(33)	157
Amortisation of goodwill	(1)	—	—	—	—	—	—	—	—	—	(1)
Joint ventures and associates	(2)	—	—	—	12	—	—	11	23	—	21

Total operating profit/(loss) before
exceptional items	36	(4)	(5)	8	68	41	16	50	175	(33)	177

(Please refer to Appendix A on page 36 and 37 for comparative data for the prior periods)

1 Excluding depreciation, amortisation and exceptional items
2 Rest of the World comprises the results of the Group’s operations in Monaco, Atlantic, Pacific and Indian Oceans, the Middle East, Guernsey and Bermuda

The geographical financial information in the above table reflects the management structure of the organisation .

United Kingdom

	H1	H2	H1	Reported change**	Reported change**
	2004/5	2003/4	2003/4	H1 v H2	H1 v H1
	£m	£m	£m	%	%
Enterprise	232	228	225	2	3
Carrier Services	380	387	376	(2)	1
Business	198	221	224	(10)	(12)
Bulldog	4	—	—	—	—

Total revenue	814	836	825	(3)	(1)

Outpayments & network costs	(558)	(575)	(583)	3	4
Staff costs	(121)	(120)	(134)	(1)	10
Other costs	(66)	(67)	(81)	1	19

Total operating costs*	(745)	(762)	(798)	2	7

Depreciation	(30)	(34)	(34)	12	12

Operating profit/(loss) before exceptional items and amortisation	39	40	(7)	(3)	100	+
Amortisation	(1)	—	—	—	—
Joint ventures and associates	(2)	1	(2)	(100 +)	—

Total operating profit/(loss) before exceptional items	36	41	(9)	(12)	100	+

Headcount (number)	4,454	4,398	5,047

Cash capex	51	66	35

*	Excluding depreciation, amortisation and exceptional items
**	Positive percentage represents improvement

Revenue for the six months to 30 September 2004 was £814 million, a decline of 1% against the prior year as a decline in Business revenue offset growth in Enterprise and Carrier Services revenue.

Enterprise revenue increased by 3% from the prior year and by 2% from H2 2003/4 as a result of increased sales to key customers reflecting the success in capturing a greater proportion of their overall telecoms spend. Recent new and expanded contracts include Volkswagen where we are providing DSL services to 400 Volkswagen retail sites across the UK and Aviva where we have delivered a range of IP-based solutions. Cable & Wireless continues to experience strong growth in demand for IP-based products with IP-VPN QoS accounting for 20% by value of the ten largest Enterprise contract wins during the first half of this year.

Business revenues were disappointing, falling by 12% from the prior year and by 10% against H2 2003/4. The decline in revenue reflects increased churn, particularly in the indirect sales channel, as well as ongoing pricing pressure.

Carrier Services revenue rose by 1% from the prior year as a result of growth in voice traffic from mobile transit. Recent Carrier Services contract wins include the Post Office and Centrica in Carrier Pre-Select. The recent cut in mobile termination rates reduced revenue and cost of sales by £3 million in the first half of the year. On an annual basis, this will result in a reduction of approximately £25 million to revenue and cost of sales, with no impact on operating profit.

In May 2004 Cable & Wireless acquired Bulldog Communications in order to capture the growth opportunity in broadband, leverage the Company’s backbone and expand its access network. In September 2004 we announced the initial plan for Bulldog, including the target to unbundle up to 400 exchanges by the second half of 2005 and grow revenue to £250 million within four years. Total capital investment in the current and next financial year in relation to this plan is anticipated to be £55 - 85 million. Operational funding is expected to be £30 million this year and to be a similar level next year, subject to the speed of subscriber growth.

Bulldog launched its first suite of bundled broadband and voice products for the consumer and SoHo markets in September. Whilst revenue in the current period is not material to the Group, the early market response is encouraging. By the end of November 2004, Bulldog expects to have successfully unbundled a further 20 exchanges and has an additional 280 exchanges currently in build stage.

Total operating costs before depreciation, amortisation and exceptional items were £745 million, a decrease of 7% from the prior year and 2% from H2 2003/4. Total operating costs include £8 million in respect of Bulldog. Operating costs benefited from the restructuring initiatives implemented during the prior year and the ongoing cost reduction programmes which delivered an incremental £20 million cost savings in the first half of this year over H2 2003/4.

Outpayments and network costs declined by 4% from the prior year and by 3% from H2 2003/4 as a result of ongoing network cost reduction initiatives and the decline in revenue. Staff costs fell by 10% from the prior year reflecting the reduced headcount. The increase in staff costs and headcount from H2 2003/4 reflects the 190 Bulldog employees at 30 September 2004. Other costs fell by 19% from the prior year as a result of tight control of overheads. Depreciation fell by 12% from the prior year and H2 2003/4 as a result of the asset impairment taken at 31 March 2004 that reduced the depreciation charge by £9 million in this period.

At 6% of revenue, capital expenditure of £51 million remained low, but increased by 46% from the prior year reflecting the tight control of capex in the first half of last year. The decline against H2 2003/4 reflects the phasing of capex in the current financial year.

Total operating profit before exceptional items was £36 million compared to a loss of £9 million in the prior year and a profit of £41 million in H2 2003/4. The improvement in profitability from the prior year reflects the cost reductions outlined above, the reduced depreciation charge following the impairment of assets in the prior year, partly offset by ongoing pricing pressure and £5 million of losses associated with Bulldog.

CWAO****
	H1	H2	H1	reported change**	cc growth[1]
	2004/5	2003/4 ***	2003/4	H1 v H2	H1 v H2
	£m	£m	£m	%	%
Total revenue	7	11	—	(36)	(32)

Outpayments & network costs	(7)	(23)	—	70	67
Staff costs	(2)	(4)	—	50	46
Other costs	(2)	—	—	—	—

Total operating costs*	(11)	(27)	—	59	56

Depreciation	—	—	—	—	—

Total operating loss before exceptional items	(4)	(16)	—	75	73

Headcount (number)	49	60	—

Cash capex	—	—

* Excluding depreciation, amortisation and exceptional items
** Positive percentage represents improvement
*** Commenced operations on 1 October 2003 **** Results for CWAO will be included in the UK in future periods

Cable & Wireless Americas Operations, Inc (CWAO) provides Data and IP solutions to international customers with requirements to, from and within the US.

Cable & Wireless formalised the ongoing commercial dealings between its US business (“CWA”) and the rest of the Group in September 2003. Under this agreement, each party agreed to provide certain services to the other, including network capacity. This agreement was transferred to SAVVIS Communications when it acquired the network and other assets of CWA in March 2004 and was extended for an interim period to facilitate customer and network migration by both parties.

CWAO and SAVVIS completed all network and customer migrations by the end of August 2004. As a result, the revenue and costs of CWAO associated with the interim agreement declined significantly from H2 2003/4.

1  CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates. Positive percentage represents improvement.

Europe***
				Reported	Reported
	H1	H2	H1	change**	change**	cc growth[1]	cc growth[1]
	2004/5	2003/4	2003/4	H1 v H2	H1 v H1	H1v H2	H1 v H1
	£m	£m	£m	%	%	%	%
Enterprise	13	20	20	(35)	(35)	(33)	(32)
Carrier Services	78	87	121	(10)	(36)	(7)	(33)
Business	5	4	10	25	(50)	28	(48)

Total revenue	96	111	151	(14)	(36)	(11)	(34)

Outpayments & network costs	(73)	(84)	(114)	13	36	10	33
Staff costs	(15)	(18)	(22)	17	32	14	29
Other costs	(13)	(8)	(22)	(63)	41	(67)	38

Total operating costs*	(101)	(110)	(158)	8	36	5	33

Depreciation	—	(3)	2	100	(100)	100	(100)

Total operating loss before exceptional items	(5)	(2)	(5)	(100+ )	—	(100+ )	(4)

Headcount (number)	489	519	593

Cash capex	1	5	2

* Excluding depreciation, amortisation and exceptional items
** Positive percentage represents improvement
*** Results for Europe will be included in the UK in future periods

Revenue for the six months to 30 September 2004 was £96 million, a 34% decrease at constant currency from the prior year reflecting a decline in revenue across all business segments.

Carrier Services revenue declined by 33% from the prior year and by 7% from H2 2003/4 at constant currency as a result of aggressive price competition reflecting the significant excess capacity in the European carrier market. Enterprise revenue fell by 32% at constant currency from the prior year reflecting the loss of a major contract. The decline in Business revenue from the prior year reflects the sale of domestic European operations in the first half of last year.

Total operating costs were £101 million, a decline of 33% at constant currency from the prior year reflecting reduced headcount, property disposals, lower network costs and the decline in revenues.

Total operating loss before exceptional items was £5 million, in line with the prior year as the decline in revenue was offset by the reduction in operating costs.

1  CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates. Positive percentage represents improvement.

Japan & Asia***
				Reported	Reported
	H1	H2	H1	change**	change**	cc growth[1]	cc growth[1]
	2004/5	2003/4	2003/4	H1 v H2	H1 v H1	H1 v H2	H1 v H1
	£m	£m	£m	%	%	%	%
Enterprise	23	21	31	10	(26)	12	(20)
Carrier Services	22	27	33	(19)	(33)	(16)	(31)
Business	84	80	94	5	(11)	8	(8)

Total revenue	129	128	158	1	(18)	4	(15)

Outpayments & network costs	(72)	(63)	(96)	(14)	25	(17)	22
Staff costs	(19)	(20)	(26)	5	27	2	24
Other costs	(29)	(32)	(27)	9	(7)	6	(12)

Total operating costs*	(120)	(115)	(149)	(4)	19	(7)	16

Depreciation	(1)	(12)	(14)	92	93	91	93

Total operating profit/(loss) before exceptional items	8	1	(5)	100 +	100 +	100 +	100 +

Headcount (number)	868	862	1,039

Cash capex	7	4	7

* Excluding depreciation, amortisation and exceptional items
** Positive percentage represents improvement
*** Results for Asia will be included in the UK in future periods

Revenue for the six months to 30 September 2004 was £129 million, a decrease of 15% at constant currency from the prior year as a result of an 18% decline in revenue from Cable & Wireless IDC. Revenue from Asia of £18 million was in line with the prior year.

Enterprise revenue fell by 20% at constant currency from the prior year due to pricing pressure on globally managed contracts and the termination of a major contract. Carrier Services revenue fell by 31% at constant currency from the prior year due to pricing pressure, increased competition and the migration of customers to their own networks. Business revenue fell by 8% at constant currency from the prior year as a result of pricing pressure and increased competition.

Total operating costs before depreciation, amortisation and exceptional items were £120 million, a decline of 16% at constant currency compared to the prior year. Reduced operating costs reflect continuing cost control following the restructuring implemented in the prior year. The fall in the depreciation charge from the prior year and H2 2003/4 principally reflects the impact of the asset impairment charge at 31 March 2004 that reduced the depreciation charge in the current period by £13 million.

Total operating profit before exceptional items was £8 million, an improvement of £13 million from the £5 million loss in the prior year reflecting the reduction in operating costs and the reduction in the depreciation charge.

1  CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates. Positive percentage represents improvement.

Caribbean
				Reported	Reported
	H1	H2	H1	change**	change**	cc growth[1]	cc growth[1]
	2004/5	2003/4	2003/4	H1 v H2	H1 v H1	H1 v H2	H1 v H1
	£m	£m	£m	%	%	%	%
International voice	69	74	86	(7)	(20)	(4)	(12)
Domestic voice	94	100	104	(6)	(10)	(1)	2
Mobile	63	67	76	(6)	(17)	—	—
Data & IP	36	37	33	(3)	9	2	12
Other	14	27	29	(48)	(52)	(42)	(34)

Total revenue	276	305	328	(10)	(16)	(7)	(4)

Outpayments & network costs	(89)	(99)	(104)	10	14	7	2
Staff costs	(44)	(43)	(54)	(2)	19	(4)	7
Other costs	(55)	(81)	(61)	32	10	29	(3)

Total operating costs*	(188)	(223)	(219)	16	14	13	1

Depreciation	(32)	(37)	(39)	14	18	11	6

Operating profit before exceptional items and amortisation	56	45	70	24	(20)	26	(9)
Joint ventures & associates	12	15	15	(20)	(20)	(22)	(3)

Total operating profit before exceptional items	68	60	85	13	(20)	15	(9)

Headcount (number)	3,990	4,254	4,690

Cash capex	42	50	84

* Excluding depreciation, amortisation and exceptional items
** Positive percentage represents improvement

Revenue for the six months to 30 September 2004 was £276 million, a decrease of 4% at constant currency from the prior year and 7% from H2 2003/4, principally reflecting increased competition in International services as more of the Caribbean markets are liberalised.

International revenue declined by 12% against the prior year and by 4% against H2 2003/4 at constant currency due to ongoing pressure on international rates across the region as well as increased competition from mobile operators for international traffic, particularly in Cayman and Barbados following the liberalisation of their respective mobile markets in February 2004. In addition, international revenue from Jamaica declined as a result of the regulatory reductions to international settlement rates implemented in June 2004.

Domestic revenue was stable with the prior year and H2 2003/4 at constant currency as the benefit from domestic rate rebalancing and increased interconnect revenues was offset by lower average usage due to fixed to mobile substitution. Fixed line connections at 30 September 2004 were 759,000 compared to 826,000 at 31 March 2004.

Mobile revenue was in line with the prior year and H2 2003/4 at constant currency. The mobile customer base at 30 September 2004 was 1,302,000 compared to 1,141,000 at 31 March 2004 and 1,122,000 at 30 September 2003. The Caribbean mobile businesses continue to experience competitive pressure following liberalisation, particularly in Barbados. Competitive pressures on rates have been partially offset by increased customer numbers and increases in international and roaming revenues.

GSM services are now available in all 12 Caribbean islands where the Company offers mobile services. Cable & Wireless continues to enhance network coverage, capacity and roaming capabilities, which have enabled the launch of new products and services, including BlackBerry, prepaid pan-Caribbean roaming and MMS. This has been supported by improvements in customer care and increased marketing activities,

1 CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates. Positive percentage represents improvement.

including the launch of a new pan-Caribbean mobile brand “bmobile” and the completion of retail outlet refurbishments in a number of islands.

Data & IP revenue increased by 12% at constant currency from the prior year and by 2% compared to H2 2003/4 due to increased broadband customers. Total ADSL customers were 20,000 at 30 September 2004, compared to 16,000 at 31 March 2004 and 12,000 at 30 September 2003.

Total operating costs before depreciation, amortisation and exceptional items were £188 million, a decrease of 1% at constant currency from the prior year and 13% compared to H2 2003/4.

Outpayments and network costs fell by 2% at constant currency from the prior year and by 7% from H2 2003/4. The decline from H2 2003/4 principally reflects the write-off of £6 million of previously capitalised GSM handset subsidies in the prior period. The 2% decline in outpayments and network costs from the prior year reflects the decline in revenue, partially offset by the larger proportion of traffic terminating on competitors’ networks.

Staff costs fell by 7% at constant currency from the prior year and rose by 4% from H2 2003/4. Headcount was reduced by 6% to 3,990 during the period. The increase in staff costs from H2 2003/4 reflects a change in mix of staff and local pay settlements that took effect from the beginning of the year.

Other costs rose by 3% from the prior year at constant currency and fell by 29% from H2 2003/4. The decline from H2 2003/4 principally reflects the write-off of receivables and foreign exchange losses in the comparative period. In addition, reduced operating lease payments and a lower bad debt expense led to a further £6 million reduction in operating costs compared to H2 2003/4.

Depreciation fell by 6% at constant currency from the prior year and by 11% from H2 2003/4 as a result of the impairments to assets at 31 March 2004 that reduced the depreciation charge by £5 million in the current period.

Income from joint ventures and associates fell by 3% from the prior year and by 22% from H2 2003/4 at constant currency reflecting a decline in earnings from TSTT as a result of lower margins due to international rate reductions and a backdated pay settlement with local staff.

The interruption to Cable & Wireless services across the region and the disruption caused to customers by Hurricane Ivan had no material impact on the Caribbean operating result in the first half of this year.

The decline in capex from the prior year and H2 2003/4 reflects the completion of the introduction of GSM networks in certain islands.

Total operating profit before exceptional items was £68 million, a decline of 9% at constant currency from the prior year.

Panama
				Reported	Reported
	HI	H2	H1	change**	change**	cc growth[1]	cc growth[1]
	2004/5	2003/4	2003/4	H1 v H2	H1 v H1	H1 v H2	H1 v H1
	£m	£m	£m	%	%	%	%
International voice	9	10	13	(10)	(31)	(8)	(22)
Domestic voice	61	65	74	(6)	(18)	(4)	(7)
Mobile	36	30	27	20	33	24	50
Data & IP	15	15	14	—	7	3	20
Other	8	10	7	(20)	14	(17)	29

Total revenue	129	130	135	(1)	(4)	2	7

Outpayments & network costs	(41)	(40)	(34)	(3)	(21)	(6)	(36)
Staff costs	(12)	(12)	(15)	—	20	(2)	10
Other costs	(20)	(32)	(23)	38	13	35	2

Total operating costs*	(73)	(84)	(72)	13	(1)	10	(14)

Depreciation	(15)	(20)	(19)	25	21	23	11

Total operating profit before
exceptional items	41	26	44	58	(7)	58	5

Headcount (number)	1,891	1,881	1,873

Cash capex	11	10	17

* Excluding depreciation, amortisation and exceptional items
** Positive percentage represents improvement

Revenue for the six months to 30 September 2004 was £129 million, an increase of 7% at constant currency from the prior year and 2% from H2 2003/4 as strong growth in Mobile and Data & IP offset the continued decline in International and Domestic revenue.

International and Domestic revenue fell by 22% and 7% respectively at constant currency from the prior year reflecting the continued high level of competition and pricing pressure following liberalisation of these markets in January 2003. In addition, international revenue was adversely affected by fixed to mobile substitution, which particularly impacted payphone revenues.

Mobile revenue increased by 50% at constant currency from the prior year reflecting strong growth in GSM mobile subscribers and the increase in interconnection with other carriers. The mobile subscriber base increased to 548,000 at 30 September 2004 from 509,000 at 31 March 2004. Mobile market share was in line with the prior year and H2 2003/4 with the increase in subscribers reflecting increased mobile penetration that rose to 33.3% in September 2004 from 28.1% in March 2004. Data & IP revenue increased by 20% at constant currency from the prior year as a result of increased revenue from major contracts and sales of ADSL.

Total operating costs before depreciation, amortisation and exceptional items were £73 million, a 14% increase at constant currency from the prior year. Outpayments and network costs rose by 36% at constant currency reflecting the change in the sales mix which resulted in increased mobile customer acquisition costs, increased customer premises equipment sales and, following the introduction of competition, higher outpayments as traffic terminates on third party networks. Outpayment and network costs in H2 2003/4 included a £2.5 million charge to write off previously capitalised handset subsidies.

Staff costs fell by 10% at constant currency from the prior year as a result of a reduction in the temporary payroll and reductions in salaries as new workers have entered the Company at a lower cost. Other costs were in line with the prior year and fell by 35% at constant currency from H2 2003/4 as a result of a £9 million charge in the prior period in respect of the settlement of legal proceedings. Depreciation fell by

1 CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates. Positive percentage represents improvement.

11% at constant currency from the prior year and by 23% from H2 2003/4 as a result of the impairments to assets at 31 March 2004 that reduced the depreciation charge by £4 million in the current period.

Total operating profit before exceptional items was £41 million, an increase of 5% at constant currency from the prior year.

Macau
				Reported	Reported
	H1	H2	H1	change**	change**	cc growth[1]	cc growth[1]
	2004/5	2003/4	2003/4	H1 v H2	H1 v H1	H1 v H2	H1 v H1
	£m	£m	£m	%	%	%	%
International voice	14	15	19	(7)	(26)	(4)	(17)
Domestic voice	9	9	9	—	—	1	2
Mobile	22	23	24	(4)	(8)	(1)	3
Data & IP	9	8	16	13	(44)	12	(37)
Other	3	2	3	50	—	52	12

Total revenue	57	57	71	—	(20)	3	(10)

Outpayments & network costs	(24)	(20)	(31)	(20)	23	(22)	13
Staff costs	(5)	(6)	(6)	17	17	14	6
Other costs	(4)	(3)	(4)	(33)	—	(36)	(12)

Total operating costs*	(33)	(29)	(41)	(14)	20	(16)	10

Depreciation	(8)	(9)	(9)	11	11	8	—

Total operating profit before
exceptional items	16	19	21	(16)	(24)	(13)	(14)

Headcount (number)	908	881	919

Cash capex	3	8	8

* Excluding depreciation, amortisation and exceptional items
** Positive percentage represents improvement

Revenue for the six months to 30 September 2004 was £57 million, a decrease of 10% at constant currency from the prior year and an increase of 3% from H2 2003/4. The decline in revenue from the prior year largely reflects reduced international revenue and the transfer of the Asia Cities business to Japan & Asia with effect from 1 October 2003.

International revenue fell by 17% at constant currency from the prior year as a result of rate reductions in international transit traffic and lower outgoing traffic due to increased competition. Domestic revenue was stable with the prior year.

Mobile revenue was flat with the prior year and H2 2003/4. The mobile customer base at 30 September 2004 was 217,000 compared to 214,000 at 31 March 2004 as increased mobile penetration was offset by a decline in market share. Data & IP revenue fell by 37% from the prior year reflecting the transfer of the Asia Cities business. Underlying revenue from Data & IP rose by 33% at constant currency from the prior year.

Total operating costs before depreciation, amortisation and exceptional items were £33 million, a 10% decline at constant currency from the prior year and a 16% increase from H2 2003/4. The decline from the prior year reflects the transfer of the Asia Cities business, lower international outpayments and reductions in staff costs. The increase in outpayments and network costs from H2 2003/4 reflects increased IT costs and government royalty payments. Staff costs fell by 6% at constant currency from the prior year reflecting the lower headcount.

Total operating profit before exceptional items was £16 million, a decline of 14% at constant currency from the prior year reflecting the decline in International revenue and the transfer of the Asia Cities business.

1 CC Growth – constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates. Positive percentage represents improvement.

Rest of the World
						cc growth	cc growth
				Reported	Reported	pre-	pre-
	H1	H2	H1	change**	change**	acquisition[1]	acquisition[1]
	2004/5***	2003/4	2003/4	H1 v H2	H1 v H1	H1 v H2	H1 v H1
	£m	£m	£m	%	%	%	%
International voice	23	20	24	15	(4)	2	(9)
Domestic voice	16	15	16	7	—	(5)	(5)
Mobile	38	29	23	31	65	17	55
Data & IP	15	14	13	7	15	(12)	—
Other	22	2	5	100+	100+	100+	7

Total revenue	114	80	81	43	41	7	13

Outpayments & network costs	(34)	(21)	(19)	(62)	(79)	7	(8)
Staff costs	(18)	(15)	(12)	(20)	(50)	(4)	(8)
Other costs	(12)	(10)	(12)	(20)	—	(11)	—

Total operating costs*	(64)	(46)	(43)	(39)	(49)	2	(11)

Depreciation	(11)	(10)	(10)	(10)	(10)	7	2

Operating profit before exceptional
items and amortisation	39	24	28	63	39	31	22
Amortisation	—	2	1	(100)	(100)	(47)	12
Joint ventures & associates	11	4	8	100+	38	100+	55

Total operating profit before
exceptional items	50	30	37	67	35	45	29

Headcount (number)	1,848	1,414	1,435

Cash capex	9	9	9

* Excluding depreciation, amortisation and exceptional items
** Positive percentage represents improvement
*** HI 2004/5 includes Monaco Telecom result from 18 June 2004

Revenue for the six months to 30 September 2004 was £114 million, an increase of 13% at constant currency from the prior year before the impact of the acquisition of Monaco Telecom. Monaco Telecom, which was acquired on 18 June 2004, contributed revenue of £30 million during the period.

International revenue fell by 9% at constant currency before the impact of Monaco Telecom due to continued price reductions and fixed to mobile substitution. Mobile revenue rose by 55% at constant currency before the impact of Monaco Telecom due to strong growth in subscriber numbers in Sakhalin and the Maldives, and growth in international roaming in the Maldives from tourism.

Outpayments and network costs rose by 8% at constant currency before the impact of Monaco Telecom reflecting increased outpayments associated with the growth in revenue and increased licence fee payments.

Monaco Telecom contributed £8 million operating profit before exceptional items and amortisation in the period since acquisition.

Income from joint ventures and associates rose by 55% at constant currency from the prior year reflecting an increase in underlying earnings in the current year in Batelco and prior year restructuring charges.

Total operating profit before exceptional items was £50 million, an increase of 29% from the prior year at constant currency before the contribution from Monaco Telecom.

1 CC Growth – pre-acquisition constant currency growth rate based upon the restatement of prior period comparatives at current period’s reported average exchange rates and before the impact of the acquisition of Monaco Telecom. Positive percentage represents improvement.

ADDITIONAL INFORMATION

Exchange rate movements

Year on year average exchange rates show a 12% devaluation of the US dollar against sterling and a 18% devaluation of the Jamaica dollar against sterling. This has had a significant impact on the Group as a large proportion of the businesses report in Jamaica dollars or currencies that are linked or pegged to the US dollar.

Average and period end US and Jamaican dollar exchange rates used in the current period and prior year are shown below.

	2004/5	2003/4
	H1	H1	Full year
US$
– Average	1.8073	1.6071	1.6809
– Period end	1.8027	1.6596	1.8109

Jamaican$
– Average	109.3445	92.4226	98.7064
– Period end	110.5020	97.9135	109.4480

Insurance

Prior to 1 April 2003 Pender Insurance Limited (“Pender”), the Group’s Isle of Man insurance subsidiary, wrote policies in favour of the Group and third parties. In June 2003 the Group disclosed that potentially significant claims had been made against Pender under certain of these third party policies and that there is a risk that these claims, if successful, might not be fully covered by reinsurance. There have been no material developments since publication of the Group’s 2004 Form 20-F and Annual Report.

US GAAP

The Group prepares its consolidated accounts in accordance with generally accepted accounting principles (GAAP) in the United Kingdom. A reconciliation of net income and shareholders equity between UK GAAP and US GAAP is provided on pages 33 and 34.

IFRS

Cable & Wireless will report under International Financial Reporting Standards (IFRS) from 30 June 2005 (First Quarter Trading statement 2005/6).

The Company is in the process of assessing the impact of conversion to IFRS. The main areas that will be impacted are pensions, share options, financial instruments, deferred tax and intangible assets. In addition, under IFRS the Company may be required to deconsolidate an operation classified within the Rest of the World. Any reclassification that would be required under IFRS would have reduced profit before tax by £9 million in the first six months of this year, but would have had no impact on net profit or earnings per share.

Quarterly Trading Statement

The Third Quarter Trading Statement for the financial year ending 31 March 2005 will be issued on 25 January 2005 and will include details of third quarter revenue and the net cash position of the Group.

Contacts

Investor Relations:
Virginia Porter	Acting Director, Investor Relations	+	44 20 7315 4460
Craig Thornton	Manager, Investor Relations	+	44 20 7315 6225
Glenn Wight	Manager, Investor Relations	+	44 20 7315 4468

Media:
Lesley Smith	Group Director of Corporate & Public Affairs	+	44 20 7315 4410
Steve Double	Group Head of Media Communications	+	44 20 7315 6759
Peter Eustace	Head of Media Relations	+	44 20 7315 4495

Interviews with Francesco Caio, CEO and Charles Herlinger, CFO in video/audio and text will be available from 07.00am on Wednesday 10 November 2004 on: http://www.cw.com and on http://www.cantos.com

Consolidated profit and loss account
				For the 6 months ended 30 September
For the year ended			Continuing	Discontinued			Continuing	Discontinued
31 March 2004			operations	operations	2004		operations	operations	2003
£m			£m	£m	£m		£m	£m	£m
3,868		Turnover of the Group including its share of joint ventures and associates	1,712	—	1,712		1,834	206	2,040
(136)		Share of turnover of – joint ventures	(64)	—	(64)		(70)	—	(70)
(61)		– associates	(30)	—	(30)		(31)	—	(31)

3,671		Group turnover	1,618	—	1,618		1,733	206	1,939

		Operating costs before depreciation, amortisation
(3,223)		and exceptional items	(1,362)	—	(1,362)		(1,486)	(248)	(1,734)
(244)		Exceptional operating costs	12	—	12		(131)	(17)	(148)

(3,467)		Operating costs before depreciation and amortisation	(1,350)	—	(1,350)		(1,617)	(265)	(1,882)

(252)		Depreciation before exceptional items	(99)	—	(99)		(124)	(2)	(126)
(526)		Exceptional depreciation	(9)	—	(9)		—	—	—

(778)		Depreciation	(108)	—	(108)		(124)	(2)	(126)

3		Amortisation of goodwill before exceptional items	(1)	—	(1)		1	—	1
(10)		Exceptional amortisation	—	—	—		—	—	—

(7)		Amortisation	(1)	—	(1)		1	—	1

(4,252)		Total operating costs	(1,459)	—	(1,459)		(1,740)	(267)	(2,007)

(581)		Group operating profit/(loss)	159	—	159		(7)	(61)	(68)
23		Share of operating profits in joint ventures	8	—	8		14	—	14
18		Share of operating profits in associates	13	—	13		7	—	7

(540)		Total operating profit/(loss)	180	—	180		14	(61)	(47)
		Exceptional profits less (losses) on sale and
250		termination of operations	—	67	67		—	—	—
		Profits less (losses) on sale and termination of
—		operations	—	—	—		6	—	6

		Profits less (losses) on disposal of fixed assets
25		before exceptional items	2	—	2		16	11	27
28		Exceptional items	16	—	16		—	—	—

53		Profits less (losses) on disposal of fixed assets	18	—	18		16	11	27

(237)		Profit/(loss) on ordinary activities before interest	198	67	265		36	(50)	(14)
		Net interest and other similar income/(charges)
13		– Group			20				12
—		– Joint ventures and associates			—				(1)

13		Total net interest and other similar income			20				11

(224)		Profit /(loss) on ordinary activities before taxation			285				(3)
		Tax (charge)/credit on profit/(loss) on ordinary
		activities			(40)				(34)

12

(212)		Profit /(loss) on ordinary activities after taxation			245				(37)
(25)		Equity minority interests			(41)				(43)

(237)		Profit /(loss) for the financial period			204				(80)
(73)		Dividends			(27)				—

(310)		Profit /(loss) for the period retained			177				(80)

(10.2	)p	Basic earnings/(loss) per Ordinary Share			8.8	p			(3.4	)p
(10.2	)p	Diluted earnings/(loss) per Ordinary Share			8.2	p			(3.4	)p
3.15	p	Dividends per Ordinary Share			1.16	p			—

Group balance sheet

At 31 March 2004		At 30 September
		2004	2003
£m		£m	£m
	Fixed assets
(9)	Intangible assets	89	(1)
1,214	Tangible assets	1,256	1,836

1	Loans to joint ventures and associates	1	1
132	Interest in net assets of joint ventures	135	143
75	Investments in associates	86	87
58	Other investments	61	81

266	Total fixed asset investments	283	312

1,471		1,628	2,147

	Current assets
38	Stocks	41	53
12	Current asset investments	12	12
875	Debtors - due within one year	966	1,244
175	Debtors - due after more than one year	210	172
2,217	Short term deposits	2,019	2,747
138	Cash at bank and in hand	214	132

3,455		3,462	4,360

(1,668)	Creditors: amounts falling due within one year	(1,733)	(2,548)

1,787	Net current assets	1,729	1,812

3,258	Total assets less current liabilities	3,357	3,959

(252)	Convertible debt	(252)	(252)
(623)	Other creditors	(573)	(738)

(875)	Creditors: amounts falling due after more than one year	(825)	(990)
(431)	Provisions for liabilities and charges	(356)	(666)

(1,306)		(1,181)	(1,656)

1,952	Net assets	2,176	2,303

	Capital and reserves
596	Called up share capital	597	596
2	Share premium account	2	1,745
1,745	Special reserve	1,745	—
105	Capital redemption reserve	105	105
(160)	Own shares held	(157)	(157)
(585)	Profit and loss account	(409)	(312)

1,703	Equity shareholders' funds	1,883	1,977
249	Equity minority interests	293	326

1,952	Capital employed	2,176	2,303

Group cash flow statement

For the year ended		For the 6 months
31 March 2004		ended 30 September
		2004	2003
£m		£m	£m
73	Net cash inflow/(outflow) from operating activities	179	(7)

12	Dividends from joint ventures	6	6
13	Dividends from associates	6	—

25		12	6

	Returns on investments and servicing of finance
103	Interest and similar income received	47	53
(89)	Interest paid	(29)	(40)
(1)	Net interest element of finance lease rentals paid	—	(1)
(75)	Dividends paid to minorities	(20)	5
5	Income received from other investments	4	(62)

(57)		2	(45)

(43)	Taxation	(18)	(21)

	Capital expenditure and financial investment
(342)	Purchase of tangible fixed assets	(124)	(172)
38	Sale of tangible fixed assets	6	13
(1)	Purchase of current asset investments	—	(1)
(4)	Purchase of investments	—	—
229	Sale of current asset investments	—	229
39	Sale of investments	16	7

(41)		(102)	76

	Acquisitions and disposals
(120)	Disposal of subsidiary undertakings (net of cash disposed and disposal costs)	24	—
(5)	Purchase of shareholdings in subsidiary undertakings (net of cash received)	(79)	(5)
—	Purchase of shareholdings in associates and joint ventures	(9)	—
7	Receipts from sale of associates	—	3

(118)		(64)	(2)

—	Equity dividends paid to shareholders	(71)	—

	Management of liquid resources
932	Movement in short term investments and fixed deposits (net)	154	1,001

	Financing
2	Issue of ordinary share capital	1	—
(1)	Capital element of finance lease rental repayments	—	(2)
280	Other long term debt issued	—	260
(863)	Long term debt repaid	(65)	(523)

(582)		(64)	(265)

189	Increase in cash in the period	28	743

Consolidated statement of total recognised gains and losses

For the year ended		For the 6 months
31 March 2004		ended 30 September
		2004	2003
£m		£m	£m
(237)	Profit/(loss) for the period	204	(80)
	Currency translation differences on foreign currency net investments and related
(97)	borrowings	(3)	(54)
—	Unrealised gain on disposal	2	—

(334)	Total gains/(losses) relating to the period	203	(134)

	Prior year adjustment – change in accounting policy for employee share awards	119

	Total recognised gains since last annual report	322

Reconciliation of movements in consolidated equity shareholders' funds

For the year ended		For the 6 months
31 March 2004		ended 30 September
		2004	2003
£m		£m	£m
(237)	Profit/(loss) for the period	204	(80)
—	Dividends - interim	(27)	—
(73)	Dividends - full	—	—

(310)	Profit/(loss) for the period carried forward	177	(80)
(97)	Other recognised gains/(losses) relating to the period	(1)	(54)
2	New share capital issued	1	—
2	Own shares held	3	1
(5)	Own shares released on vesting of share awards	—	(1)

(408)	Net increase/(decrease) in equity shareholders' funds	180	(134)
2,111	Opening equity shareholders' funds (prior years adjusted)*	1,703	2,111

1,703	Closing equity shareholders' funds	1,883	1,977

* Opening equity shareholders’ funds were originally £1,744 million before deducting a prior year adjustment of £41 million (31 March 2003 - £2,149 million before deducting £38 million) relating to a change in accounting policy for employee share awards.

Reconciliation of Group operating profit/(loss) to net cash inflow /(outflow) from operating activities

For the year ended		For the 6 months
31 March 2004		ended 30 September
		2004	2003
£m		£m	£m
(581)	Operating profit/(loss)	159	(68)
	Add back non-cash items:
249	Depreciation and amortisation (before exceptional items)	100	125
574	Exceptional non-cash items	9	81
—	Other non-cash items	(3)	(3)
11	(Increase)/decrease in stocks	(3)	(3)
508	(Increase)/decrease in debtors	(37)	185
(565)	Increase/(decrease) in creditors	13	(224)
(123)	Net cash outflow in respect of provisions	(59)	(100)

73	Net cash inflow/(outflow) from operating activities	179	(7)

Reconciliation of net cash flow to movement in net funds

For the year ended		For the 6 months
31 March 2004		ended 30 September
		2004	2003
£m		£m	£m
189	Increase/(decrease) in cash in the period	28	743
582	Cash outflow resulting from decrease in debt and lease financing	64	261
(932)	Cash outflow/(inflow) resulting from increase/(decrease) in liquid resources	(154)	(1,001)

(161)	Changes in net funds resulting from cash flows	(62)	3
(19)	Liquid resources of businesses acquired and disposed	(2)	—
8	Translation and other differences	2	—

(172)	Movement in net funds in the period	(62)	3
1,608	Net funds at beginning of period	1,436	1,608

1,436	Net funds at end of period	1,374	1,611

Analysis of changes in net funds
					At 30
	At 1 April		Acquisitions	Exchange	September
	2004	Cash flow	& disposals	movements	2004
	£m	£m	£m	£m	£m
Cash at bank and in hand	138	74	—	2	214
Short term deposits repayable on demand	361	(44)	—	—	317
Bank overdrafts	(1)	(2)	—	—	(3)

	498	28	—	2	528

	1,856	(154)	—	—	1,702

Debt due within 1 year	(43)	8	—	—	(35)
Debt due after 1 year	(875)	56	(2)	—	(821)

Total debt	(918)	64	(2)	—	(856)

Total net funds	1,436	(62)	(2)	2	1,374

NOTES

1.	The interim financial statements are prepared in accordance with applicable accounting standards. The policies applied are those set out in the Annual Report for the year ended 31 March 2004, except as discussed in note 2.

2.	The Group has adopted the provisions of Urgent Issues Task Force (UITF), Abstract 38 ‘Accounting for Employee Share Ownership Plan’ which has resulted in the adoption of a revised accounting policy for employee share awards in the period. This has resulted in a decrease to shareholders’ funds representing the reclassification of shares held by the ESOP trust from fixed asset investments into ‘Own shares held’. Own shares held represents shares held by the ESOP trust at historic cost after reversing an impairment recognised in the year ended 31 March 2003. The impact on the prior period Group profit and loss accounts is immaterial and accordingly these have not been restated.

3.	The interim financial statements are unaudited and do not constitute statutory accounts but have been reviewed by the auditors whose report is given on page 35. The interim financial statements for the six months ended 30 September 2004 were approved by the Directors on 9 November 2004.

4.	The statutory accounts for the year ended 31 March 2004 have been reported on by the Company’s auditors and have been filed with the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

5.	If you have any enquiries as a UK shareholder, please call the Company Secretary on 020 7315 4000. US shareholders should call JP Morgan Chase Bank on 001 800 990 1135.

US GAAP

The Group prepares its consolidated accounts in accordance with generally accepted accounting principles (GAAP) in the United Kingdom that differ in certain material respects from US GAAP. The significant differences relate principally to the following items and the adjustments necessary to present net income and shareholders’ equity in accordance with US GAAP are shown below.

Reconciliation of UK/US GAAP - net income

			For the 6 months
For the year ended			ended 30 September
31 March 2004			2004		2003
£m			£m		£m
(237)		Net profit/(loss) as reported under UK GAAP	204		(80)

		US GAAP adjustments:
(156)		US discontinued operations	29		—
(1)		Amortisation and impairment of goodwill and other intangible assets	—		—
11		Customer acquisition costs	—		4
(2)		Restructuring costs and onerous contracts	(30)		52
(2)		Derivative and hedge accounting	—		(4)
10		Capitalisation of interest	3		8
(31)		Marketable securities	—		(31)
(39)		Pension costs	(18)		(24)
2		Capacity sales	1		1
7		Stock based compensation	—		2
131		Impairment	(38)		—
(10)		Other	1		(6)
(25)		Deferred tax - tax effect of US GAAP reconciling items	15		(3)
6		Minority interest on reconciling items	(10)		(1)

(336)		Net profit /(loss) under US GAAP	157		(82)

		Comprising:
(207)		– Continuing operations	54		(6)
(129)		– Discontinued operations	103		(76)

		Earnings/(loss) per share under US GAAP
(14.4	)p	Earnings– Basic	6.7	p	(3.5	)p
(14.4	)p	Earnings– Diluted	6.4	p	(3.5	)p
		Earnings/(loss) per ADR under US GAAP*
(43.2	)p	Earnings– Basic	20.2	p	(10.6	)p
(43.2	)p	Earnings– Diluted	19.2	p	(10.6	)p

* Computed on the basis that one American Depositary Receipt (“ADR”) represents three Ordinary Shares.

     Discontinued operations under US GAAP comprise of US domestic business, TeleYemen and Cable & Wireless IDC. .

Reconciliation of UK/US GAAP - shareholders’ equity

		At 30 September
At 31 March 2004*		2004	2003*
£m		£m	£m
1,703	Shareholders’ equity as reported under UK GAAP	1,883	1,977

	US GAAP adjustments:
(29)	US discontinued operations	—	—
264	Goodwill and other intangible assets	265	290
—	Customer acquisition costs	—	(6)
70	Restructuring costs and onerous contracts	40	195
—	Derivative and hedge accounting	(1)	(2)
26	Capitalisation of interest	29	23
54	Gain on marketable securities	62	54
(392)	Pension costs	(410)	(478)
73	Proposed dividend	27	—
(25)	Capacity sales	(24)	(26)
131	Impairment	93	—
(25)	Deferred tax – tax effect of US GAAP reconciling items	(11)	(1)
(10)	Other	(11)	(10)
7	Minority interest on reconciling items	(3)	—

1,847	Shareholders' equity under US GAAP	1,939	2,016

* Shareholders’ equity as reported under UK GAAP has been adjusted to reflect the adoption of the provisions of Urgent Issue Task Force (UITF), Abstract 38 ‘Accounting for ESOP Trusts’.

Independent review report by KPMG Audit Plc to Cable and Wireless plc

Introduction
We have been engaged by the Company to review the financial information for the six months ended 30 September 2004 which comprises the Group profit and loss account, the Group balance sheet, the Group cash flow statement, the consolidated statement of total recognised gains and losses and the reconciliation of movements in consolidated equity shareholders’ funds and related notes set out on pages 27 to 34. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed
We conducted our review having regard to the guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2004.

KPMG Audit Plc
Chartered Accountants
London

9 November 2004

Cable & Wireless Group Performance Analysis										APPENDIX A

Comparative Data H1 2003/4
					National Telcos

Continuing Operations	UK	CWAO	Europe	Japan & Asia	Caribbean	Panama	Macau	Rest of the World[2]	Total National Telcos	Other	H1 2003/4
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Revenue	825	—	151	158	328	135	71	81	615	(16)	1,733

Outpayments & network costs	(583)	—	(114)	(96)	(104)	(34)	(31)	(19)	(188)	16	(965)
Staff costs	(134)	—	(22)	(26)	(54)	(15)	(6)	(12)	(87)	(24)	(293)
Other costs	(81)	—	(22)	(27)	(61)	(23)	(4)	(12)	(100)	2	(228)

Total operating costs¹	(798)	—	(158)	(149)	(219)	(72)	(41)	(43)	(375)	(6)	(1,486)

Depreciation before exceptional items	(34)	—	2	(14)	(39)	(19)	(9)	(10)	(77)	(1)	(124)

Operating profit/(loss) before exceptional items and amortisation	(7)	—	(5)	(5)	70	44	21	28	163	(23)	123
Amortisation	—	—	—	—	—	—	—	1	1	—	1
Joint ventures and associates	(2)	—	—	—	15	—	—	8	23	—	21

Total operating profit/(loss) before exceptional items	(9)	—	(5)	(5)	85	44	21	37	187	(23)	145

1  Excluding depreciation, amortisation and exceptional items
2 Rest of the World comprises the results of the Group’s operations in Monaco, Atlantic, Pacific and Indian Oceans, the Middle East, Guernsey and Bermuda

The geographical financial information in the above table reflects the management structure of the organisation.

Cable & Wireless Group Performance Analysis								APPENDIX A CONT'D

Comparative Data H1 2003/4
					National Telcos

Continuing Operations	UK	CWAO	Europe	Japan & Asia	Caribbean	Panama	Macau	Rest of the World[2]	Total National Telcos	Other	H2 2003/4
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Revenue	836	11	111	128	305	130	57	80	572	(7)	1,651

Outpayments & network costs	(575)	(23)	(84)	(63)	(99)	(40)	(20)	(21)	(180)	7	(918)
Staff costs	(120)	(4)	(18)	(20)	(43)	(12)	(6)	(15)	(76)	(31)	(269)
Other costs	(67)	—	(8)	(32)	(81)	(32)	(3)	(10)	(126)	(2)	(235)

Total operating costs¹	(762)	(27)	(110)	(115)	(223)	(84)	(29)	(46)	(382)	(26)	(1,422)

Depreciation before exceptional items	(34)	—	(3)	(12)	(37)	(20)	(9)	(10)	(76)	(1)	(126)

Operating profit/(loss) before exceptional items and amortisation	40	(16)	(2)	1	45	26	19	24	114	(34)	103
Amortisation	—	—	—	—	—	—	—	2	2	—	2

Joint ventures and associates	1	—	—	—	15	—	—	4	19	—	20

Total operating profit/(loss) before exceptional items	41	(16)	(2)	1	60	26	19	30	135	(34)	125

1  Excluding depreciation, amortisation and exceptional items
2 Rest of the World comprises the results of the Group’s operations in Monaco, Atlantic, Pacific and Indian Oceans, the Middle East, Guernsey and Bermuda

The geographical financial information in the above table reflects the management structure of the organisation.